

April 30, 2014

Via E-mail
Mr. Conan J. Laughlin
Managing Member
North Tide Capital, LLC
500 Boylston Street, Suite 310
Boston, MA 02116

> **Re:**   **Healthways, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2014 by North Tide Capital Master, LP, North Tide**
>   **Capital, LLC, Conan J. Laughlin, Edwin "Mac" Crawford,**
>   **Bradley S. Karro, and Paul H. Keckley**
> **File No. 000-19364**

Dear Mr. Laughlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 Election of Directors, page 12

1. We note your response to comment 1 in our letter dated April 24, 2014. Your revised disclosure states that Mr. Crawford was Chairman of the Board of Directors of CVS Caremark Corporation from March 2007 until November 2008. Refer to the Form 8-K filed by CVS Caremark Corporation on November 7, 2007, which states "On November 7, 2007, the CVS Caremark Corporation (the "Company") announced that E. Mac Crawford, Chairman of the Board of Directors (the "Board") of the Company had retired, and had therefore resigned as well from the Board, effective immediately. Simultaneously, the Company announced that the members of the Board unanimously designated Thomas M. Ryan as Chairman of the Board, also effective November 7, 2007." Also refer to the Form 10-K and the Definitive Proxy Statement filed by CVS

Caremark Corporation on February 27, 2008 and March 28, 2008, respectively, both of which disclose that Thomas M. Ryan has served as Chairman of the Board of CVS Caremark Corporation since November 2007. Please explain this discrepancy.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Via E-mail
        Mr. Andrew Freedman, Esq.
        Olshan Frome Wolosky LLP